4811 US Rt. 5
Newport, VT 05855
Tel. 802 334-7915
Fax 802 334-3484
www.communitynationalbank.com

July 25, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F. Street, N.E.
Washington, DC 20549

Attn:	William Schroeder, Staff Accountant	VIA EDGAR
John Spitz, Staff Accountant

Re:	Community Bancorp.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 15, 2019
Form 10-Q for Fiscal Quarter Ended March 31, 2019
Filed May 9, 2019
File No. 000-16435

Ladies and Gentlemen:

This letter provides the responses of Community Bancorp. (the “Company”) to the comment letter dated July 12, 2019 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

For your convenience the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately beneath it. The headings and paragraph numbering in this letter correspond to those in the Staff’s comment letter.

Form 10-Q for Fiscal Quarter Ended March 31, 2019

Notes to Consolidated Financial Statements
Note 5. Loans, Allowance for Loan Losses and Credit Quality, page 13

1.
We note disclosure that you chose to reclassify the entire balance of your held-to-maturity investment portfolio during 2019 and have restated all prior periods accordingly. Please tell us the following:

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 25, 2019

●
Explain the reason(s) for reclassifying these municipal notes to the loan portfolio;

Years ago when the Company developed a municipal lending program management at that time chose to treat the municipal loans as held to maturity securities, given their backing by the full faith and credit of the local towns and taxpayers as well as their tax exempt status. Rather than purchase tax-exempt municipal securities on the secondary market, the Company invested these dollars in the local market.

Also contributing to the initial decision to not include municipal notes in the loan portfolio was the differentiating factors of loan underwriting requirements and the treatment of these instruments in the allowance for loan losses. Underwriting guidelines and lending limits for these notes were defined and approved within the Company’s investment policy rather than the loan policy. There has never been any loss experienced nor any impairment recognized within this portfolio.

In connection with the reclassification, the loan policy was updated to include underwriting standards and procedures for the municipal notes. In addition, the loan policy now defines policy and lending limits for the municipal program.

As described in more detail below, upon consultation with the Company’s external auditor and primary banking regulator, management concluded that classification of its municipal portfolio as loans rather than investments was both justified by applicable accounting principles (in particular, ASC 310 (Receivables)) and consistent with the accounting treatment accorded such instruments by the Company’s peer financial institutions.

●
Provide a detailed description of the terms and features of the municipal notes reclassified;

The Company’s municipal loans comprise debt obligations of the political subdivisions of U.S. states such as counties, cities, towns, villages, and other municipal entities, such as school districts and fire departments, that represent general obligations of the issuer or revenue bonds. As of December 31, 2018, the municipal portfolio was made up of 124 notes to 79 municipalities. Interest rates ranged from 1.250% to 7.500% with the following maturity schedule:

As of December 31, 2018
	3 Months
Term	or less	1 Year	3 Years	5 Years	10 Years	15 Years	All Others	TOTAL

Municipals	3,699,744.42	19,352,567.94	2,181,869.85	3,725,842.69	6,481,940.79	6,093,802.37	5,531,255.24	47,067,023.30

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 25, 2019

 Some of these municipal obligations represent collateralized equipment loans, while others represent tax anticipation loans and lines of credit for general operating purposes.

The above balances were reclassified to the Company’s loan portfolio as of January 1, 2019.

●
Tell us the authoritative accounting guidance you relied upon in support of your accounting and disclosure;

Management had recently become aware that the Company’s classification of municipal instruments as investments rather than loans was unique among its peer financial institutions. This was an important consideration in management review of the preferred treatment of its municipal instruments since it affected peer comparisons. It was in the preparation for calculation of the allowance for loan loss under the Current Expected Credit Loss (CECL) method that the current management team began the discussion about a reclassification of the municipal notes. In evaluating these assets with regards to implementation of CECL and reviewing the standards in ASC 310 and ASC 320, the current management team agreed that a reclassification of the municipal notes from the investment portfolio to the loan portfolio was appropriate.

Guidance and concurrence was obtained from Company’s external accounting firm and primary banking regulator (the Office of the Comptroller of the Currency) prior to the reclassification.

●
Tell us how you determined these securities are not in the scope of ASC 320, as previously accounted for and classified in your historical financial statements; and

The initial decision to classify the municipal loans as debt securities in the investment portfolio was supportable under ASC 320 as they represent a creditor relationship and the Company had the intention and ability to hold the notes until maturity. However, in recent years this line of business has become more relationship based, pricing is now more competitive and the terms and purposes of the borrowings have changed somewhat over time to include operating lines of credit and equipment loans. Management believes these municipal debt instruments are consistent with the definition in ASC 310-20-20, which indicates a loan is “a contractual right to receive money on demand or on fixed or determinable dates that is recognized as an asset in the creditor’s statement of financial position.”

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 25, 2019

●
Tell us how you considered the accounting and disclosure guidance in ASC 250.

ASC 250-10-20 states that a change in accounting principle is a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted. In light of the applicability of both ASC 310 and 320 to the Company’s municipal portfolio, management believes that the definition of a change in accounting principle is satisfied in these circumstances. Management believes that restating all prior periods in our financial statements included in Form 10-Q for fiscal quarter ended March 31, 2019 was appropriate and sufficient since the reclassification represents a change in accounting principle rather than correction of an error. In that regard, we note that the reclassification did not impact total assets, average assets or earnings and therefore does not require the restatement of any key historical statistical-type financial summaries or ratios.

In response to the Staff’s comment, the Company will include in future filings a paragraph titled “Change in Accounting Principle” in Notes 4 (Investment Securities) and 5 (Loans) to its consolidated financials describing the reclassification of the Company’s municipal portfolio and stating that it did not have a material impact on the Company’s consolidated financial statements or results of operations.

Please be advised that we acknowledge and concur with the statement of management’s responsibility contained in the second to last paragraph of the Staff’s comment letter.

We trust the above is responsive to your comments. If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at kaustin@communitynationalbank.com or Company Treasurer Louise Bonvechio at lbonvechio@communitynationalbank.com.

/s/Kathryn M. Austin

Kathryn M. Austin
President & CEO (Principal Executive Officer)

cc:
Louise M. Bonvechio, Treasurer (Principal Financial Officer)
  Denise Deschenes, Esq.